April 16, 2019

Dear Facebook, Inc. Shareholders,

We are writing to urge Facebook, Inc. (FB) shareholders to VOTE FOR ITEM 6 on the Company’s 2019 proxy, a Proposal which recommends the Board of Directors adopt an independent board chair structure, at Facebook’s Annual Meeting on May 30, 2019.

The Proposal, which has been submitted by the New York City Pension Funds and the Treasurers of Illinois, Rhode Island, Connecticut, Oregon, Trillium Asset Management and numerous other co-filers, is based on principles of sound corporate governance and Facebook’s particular facts and circumstances which call for an independent board chair:

•	An independent board chair is widely considered essential good governance, including by the Council of Institutional Investors.
•	Alphabet, Apple, eBay, Xilinx, Tesla, Autodesk, and Microsoft all have independent board chairs.
•	Facebook shareholder rights are weak and the board is not substantially independent. Facebook’s dual class structure gives the CEO control of a majority of shares and there is no nominating committee, no proxy access, and no ability for shareholders to call a special meeting. Only 62.5% of the board's directors are designated as independent.
•	An independent board chair will allow the Mr. Zuckerberg to focus on managing Facebook and enable the Chairperson to focus on oversight and strategic guidance. Managing the Board is a separate and time-sensitive responsibility especially in light of the “Privacy Pivot”.
•	Unfortunately, reporting shows the Board has appeared absent or unable to provide needed oversight and accountability for Facebook at critical times.
•	A lead independent director model is entirely inadequate because a lead independent director does not lead the board meetings nor control the board agenda.

Our proposal is not intended as a referendum on Mark Zuckerberg’s leadership as CEO or fitness as a director, but solely on his continued service as board chairman.

Given Facebook’s dual class structure – with Mark Zuckerberg controlling more than a majority of the vote – non-insider votes for the Proposal are critically important. It is a meaningful opportunity for outside investors to communicate concerns to the Board. Results showing even 30% or 40% of outsider shares supporting an independent board chair will send a powerful message to leadership that must be taken seriously.

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Background

In the past year, Facebook has been rocked by a series of scandals that have harmed Facebook financially and damaged relationships with key constituencies. Some of these revelations have involved the use of Facebook’s platform to distribute disinformation, quash dissent, promote division, propagate hate speech and even facilitate genocide.1 Others reflect Facebook’s cavalier attitude toward privacy, of which the Cambridge Analytica/Russian election interference debacle is only the most high-profile example.2 The company has come under fire for allowing advertisers to unlawfully discriminate based on race and sex when targeting users,3 and an outgoing manager sent a widely-publicized memo to employees asserting that Facebook “has a black people problem.”4 Most recently, Facebook has been criticized for exploiting children.5

Facebook’s conduct has damaged its reputation and prompted regulatory scrutiny. The Federal Trade Commission is investigating whether Facebook violated a 2011 consent decree settling claims that Facebook violated users’ privacy by providing users’ personal data to advertisers without consent, misrepresenting the amount of access third-party apps had to users’ personal data and overriding users’ privacy choices.6 The Justice Department is investigating Facebook as part of its inquiry into Cambridge Analytica, while the Securities and Exchange Commission is looking into Facebook’s public disclosures regarding that matter.7

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1 See Sheera Frenkel et al. “Delay, Deny and Deflect: How Facebook’s Leaders Fought Through Crisis,” The New York Times, Nov. 14, 2018 (“When researchers and activists in Myanmar, India, Germany and elsewhere warned that Facebook had become an instrument of government propaganda and ethnic cleansing, the company largely ignored them.”); Evan Osnos, “Can Mark Zuckerberg Fix Facebook Before It Breaks Democracy?” The New Yorker, Sept. 17, 2018 (describing Kremlin’s use of Facebook to tar Hillary Clinton, especially with black voters; “The United Nations investigator in charge of examining the [Rohingya] crisis . . .. said ‘I’m afraid that Facebook has now turned into a beast, and not what it was originally intended.”); Jenny Anderson, “Since No One Else Wants Them, Facebook is Buying Back its Own Shares by the Billions,” Quartz, Dec. 8, 2018 (Facebook accused of “allowing advertisers to target users according to categories like ‘Jew haters’”)

2 See Hanna Kozlowska, “The Cambridge Analytica Scandal Affected 40 Million More People Than We Thought,” Quartz, Apr. 4, 2018; David McCabe, “Facebook, Regulators Search for Answers After Big Hack,” Axios, Oct. 2, 2018; Donie O’Sullivan, “Facebook Reveals Bug Exposed 6.8 Million Users’ Photos,” CNN.com, Dec. 14, 2018; Alex Hern, “Facebook Users Cannot Avoid Location-Based Ads, Investigation Funds,” The Guardian, Dec. 19, 2018; Gabriel J.X. Dance et al., “As Facebook Raised a Privacy Wall, It Carved an Opening for Tech Giants,” The New York Times, Dec. 18, 2018.

3 Joel Rosenblatt, “Facebook Discriminatory Ad Accord Seen as Far From Final Fix,” Bloomberg, July 24, 2018; Jessica Guynn, “Facebook Accused of Bias in Job Ads That Let Companies Target Men, Exclude Women,” USA Today, Sept. 18, 2018.

4 Rob Price, “’Facebook Has a Black People Problem’: A Former Employee Posted a 2,500-word Memo About Racial Discrimination at the Company,” Business Insider, Nov. 27, 2018.

5 See Nathan Halverson, “Judge Unseals Trove of Internal Facebook Documents Following Our Legal Action,” Jan. 17, 2019 (https://www.revealnews.org/blog/a-judge-unsealed-a-trove-of-internal-facebook-documents-following-our-legal-action/); Josh Constine, “Facebook Pays Teens to Install VPN That Spies on Them,” Techcrunch, Jan. 29, 2019.

6 Natasha Singer, “Why the F.T.C. is Taking a New Look at Facebook Privacy,” The New York Times, Dec. 22, 2018.

7 Craig Timberg et al., “Facebook’s Disclosures Under Scrutiny as Federal Agencies Join Probe of Tech Giant’s Role in Sharing Data with Cambridge Analytica,” The Washington Post, July 2, 2018.

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The reaction in Europe, where privacy and antitrust rules are stricter, has been even stronger. On February 7, Germany’s antitrust regulator ruled that Facebook was abusing its monopoly position by using data from Instagram, WhatsApp and other sites to build user profiles and ordered the company to obtain user consent for this activity, a remedy that has been referred to as a “structural breakup.”8 Facebook’s Vice President of Policy was questioned at a hearing in November in front of the UK House of Commons, the first since 1933 at which representatives from other nations participated.9 The UK Information Commissioner fined Facebook 500,000 pounds last year, the maximum fine possible under pre-GDPR law,10 for the lack of controls that allowed the Cambridge Analytica violation to occur,11 and referred concerns about Facebook’s web tracking to Irish regulators.

Facebook’s responses after scandals emerge have been troubling. The company resists admitting a problem exists, as when CEO Mark Zuckerberg called the idea of Russian election interference on the platform “pretty crazy”;12 delays disclosure, often until just before a damaging news story like the one revealing Cambridge Analytica’s conduct was due to run; and deflects attention to other tech companies or critics such as George Soros, who was targeted by a communications firm Facebook hired.13 Facebook tinkers around the margins—“more AI, more code, more short-term fixes,” in the words of a former Zuckerberg mentor-turned-critic14—but has not yet, at least publicly, considered more far-reaching changes.

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8 Ivana Kottasova, “Germany Orders Facebook to Change the Way it Gathers Data,” CNN Business, Feb. 7, 2019; Natasha Lomas, “Is Europe Closing in on an Antitrust Fix for Surveillance Technologists?” Techcrunch, Feb. 9, 2019.

9 Issie Lapowsky, “Everything You Need to Know About Facebook’s UK Drama,” Wired, Nov. 27, 2018.

10 Under the GDPR, fines can now reach 4% of global revenues. (David Meyer, “European Regulators Probe Facebook Over the Way it Targets Web Users,” Fortune, Nov. 6, 2018.)

11 Jim Waterson, “”UK Fines Facebook *500,000 For Failing to Protect User Data,” The Guardian, Oct. 25, 2018.

12 David Remnick, “Cambridge Analytica and a Moral Reckoning in Silicon Valley,” The New Yorker, Apr. 2, 2018

13 Kurt Wagner, “From Mark Zuckerberg to George Soros, Here’s Everything You Need to Know About Facebook’s Latest Crisis,” Recode, Nov. 19, 2018.

14 Roger McNamee, “I Mentored Mark Zuckerberg. I Loved Facebook. But I Can’t Stay Silent About What’s Happening,” Time, Jan. 17, 2019.

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A consensus has emerged that Facebook’s failures are attributable to a fixation on growth that caused the company to move ahead with products and strategies without identifying potential problems or taking into account privacy concerns. Former Facebook vice president for global communications, marketing and public policy Elliott Schrage admitted, “We failed to look and try to imagine what was hiding behind corners.”15 For instance, Facebook began making its user data available to outside app developers but did not create a system to address abuse until after developers had obtained access and, in some cases, begun misusing the data.16 The focus on boosting engagement led Facebook to privilege posts that give rise to negative emotions such as fear and anger in the newsfeed, with troubling results, especially in developing countries.17 Even when processes have been put in place to identify issues, they were sometimes avoided altogether in the name of growth: Reports indicate that Mr. Zuckerberg and chief operating officer Sheryl Sandberg personally approved some of the partnerships that gave tech companies like Microsoft and Netflix preferred access to user data, which allowed them to avoid privacy program reviews.18

More fundamentally, Facebook has failed to adjust to the additional responsibilities that come with the company’s vastly expanded size and reach. Over two billion people log in to Facebook at least once a month,19 while WhatsApp and Instagram have 1.5 billion and one billion active monthly users, respectively.20 Facebook has immense influence as a distributor of news and other media. Columbia Professor Tim Wu has opined, ““When a concentrated private power has such control over what we see and hear, it has a power that rivals or exceeds that of elected government.”21 Calls for accountability have increased.22 As one observer noted, despite having “significantly more information about its billions of users than some secret police,” Facebook “has no real democratic accountability.”23

Facebook’s organizational culture appears to impede the kind of honest self-assessment needed to anticipate problems and respond to a changing environment. Facebook’s oft-cited motto until 2014—“Move fast and break things”—reflected a culture that prized product innovation above all, but that culture is a poor fit for Facebook’s current challenges. Although Mr. Zuckerberg pays obeisance to the notion that “[w]e have a responsibility to not just build tools, but make sure those tools are used for good,”24 former employees indicate that he and other top executives, as one put it, “don’t want people who are disagreeing with them.”25 Facebook’s performance evaluation system rewards employees who, according to one, “"push out products and features that drive user engagement without fully considering potential long-term negative impacts on user experience or privacy.”26

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15 Sheera Frenkel et al., “Delay, Deny and Deflect: How Facebook’s Leaders Fought Through Crisis,” The New York Times, Nov. 14, 2018.

16 Evan Osnos, “Can Mark Zuckerberg Fix Facebook Before It Breaks Democracy?” The New Yorker, Sept. 17, 2018

17 See Amanda Taub & Max Fisher, “Where Countries Are Tinderboxies and Facebook is a Match,” The New York Times, Apr. 21, 2018.

18 Gabriel J.X. Dance et al., “As Facebook Raised a Privacy Wall, It Carved an Opening for Tech Giants,” The New York Times, Dec. 18, 2018.

19 https://newsroom.fb.com/company-info/

20 https://www.statista.com/statistics/272014/global-social-networks-ranked-by-number-of-users/

21 Evan Osnos, “Can Mark Zuckerberg Fix Facebook Before It Breaks Democracy?” The New Yorker, Sept. 17, 2018

22 See Mark Penn, “How to Make Facebook More Accountable,” The New York Times (op ed), Apr. 10, 2018; Troy Wolverton, “Facebook’s Mark Zuckerberg Isn’t Accountable to Anyone, So It’s Time Congress Took Away the Source of His Power,” Business Insider, Nov. 17, 2018; Timothy Garton Ash et al., “GLASNOST! Nine Ways Facebook Can Make Itself a Better Forum for Free Speech and Democracy,” Oxford-Stanford Report, Jan. 2019 (https://reutersinstitute.politics.ox.ac.uk/sites/default/files/2019-01/Garton_Ash_et_al_Facebook_report_FINAL_0.pdf).

23 Felix Salmon, “Facebook vs. Democracy,” Axios, Dec. 2, 2018.

24 Sarah Frier, “Zuckerberg’s Go-To Strategy Faces Scrutiny in Congress,” Bloomberg, Apr. 10, 2018.

25 Evan Osnos, “Can Mark Zuckerberg Fix Facebook Before It Breaks Democracy?” The New Yorker, Sept. 17, 2018; see also Salvador Rodriguez, “Inside Facebook’s ‘Cult-Like’ Workplace, Where Dissent is Discouraged and Employees Pretend to be Happy All the Time,” CNBC.com, Jan. 8, 2019 (https://www.cnbc.com/2019/01/08/facebook-culture-cult-performance-review-process-blamed.html) (“The former employee described ‘a bubble’ at the company in which employees are dissuaded from giving managers critical feedback or challenging decisions.”).

26 Peter Cohan, “Mark Zuckerberg’s Horrible People Skills Are Ruining Facebook’s Culture,” Inc., Jan. 11, 2019.

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Improving Facebook’s corporate governance is critical to allow the company to address its current challenges. “[P]urpose without governance,” management scholars have noted, “can go awry,” causing corporate scandals like the one at WorldCom.27 A significant proportion of Facebook’s outside shareholders have already registered dissatisfaction with the company’s governance: Holders of a whopping 83% of shares owned by non-insiders supported a 2018 shareholder proposal seeking to eliminate the dual-class capital structure that enables Mr. Zuckerberg to maintain voting control despite owning a minority of outstanding shares. Only 65% of outside shares supported the re-election of Mr. Zuckerberg and Ms. Sandberg.28

Given the above, we believe it is abundantly clear that Facebook would benefit enormously from adopting an independent board chair structure.

An independent board chair is essential good governance.

It is well established amongst investors that an independent board chair is an essential element of a well-run company. The Council of Institutional Investors, the authoritative voice on governance matters, supports independent chair governance because a “CEO who also serves as a chair can exert excessive influence on the board and its agenda.”29

Independent board chairs serve vitally important roles because they set the board agenda and thereby empower the board by establishing a clear leader who is focused on the functioning of the board. They also provide constructive oversight to executive management and lighten the CEO’s work load substantially. The chair can be a mentor, adviser, and confidant to the CEO and facilitates strategic planning. Finally, the independent chair can take charge of dialogues with investors on high-level strategic topics and management performance.30

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27 David Kiron & Gregory Unruh, “Corporate ‘Purpose’ is no Substitute for Good Governance,” MITSloan Management Review, Apr. 10, 2018 (https://sloanreview.mit.edu/article/corporate-purpose-is-no-substitute-for-good-governance/).

28 Ross Kerber, “Outside Investors Rebuke Facebook’s Vote Structure, Tallies Show,” Reuters, June 5, 2018 (https://www.reuters.com/article/us-facebook-investors/outside-investors-rebuke-facebook-vote-structure-tallies-show-idUSKCN1J205F).

29 https://www.cii.org/independent_board.

30 Glass Lewis, “In-depth: Independent Board Chair”, 2016 http://www.glasslewis.com/wp-content/uploads/2016/03/2016-In-Depth-Report-INDEPENDENT-BOARD-CHAIRMAN.pdf; The Korn-Ferry Institute, “What Makes an Exceptional Independent Non Executive Directore”, 2012 https://www.kornferry.com/institute/download/view/id/17035/aid/459]

(https://www.google.com/url?sa=t&rct=j&q=&esrc=s&source=web&cd=15&cad=rja&uact=8&

ved=2ahUKEwi0tNTmh_rdAhVDLX0KHZNlCNwQFjAOegQIABAC&url=https://www.kornferry.com/institute/download/view/id/17035/aid/459&usg=AOvVaw1LgHKS-nUjWwXr9zBMM12r; Stanislav Shekshnia, “How to Be a Good Board Chair”, 2018 https://hbr.org/2018/03/how-to-be-a-good-board-chair; Millstein Center for Corporate Governance and Performance, Yale School of Management, “Chairing the Board”, 2009 https://millstein.law.columbia.edu/sites/default/files/content/docs/2009%2003%2030%20Chairing%20The%20Board%20final.pdf.

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For these reasons, it is no surprise that in 2017, a similar proposal at Facebook received the support of 51% of the votes cast when excluding the shares of 13 executives and board members.

Many technology companies have independent chairs.

Currently, 60% of the S&P1500 have independent board chairs.31 Within the technology and communications sector this includes many of the most innovative, successful, and admired companies including Alphabet (John Hennessy), Apple (Art Levinson), eBay (Thomas Tierney), MasterCard (Richard (Rick) Haythornthwaite), Visa (Robert Matschullat), Xilinx (Dennis Segers), Autodesk (Crawford Beveridge), and Microsoft (John Thompson) all have independent board chairs.

Even at companies with dual class structures, founders, and/or significant insider ownership, investors benefit from having an Independent Board Chair to provide oversight, guidance, and accountability. For example, at Alphabet which has a dual class structure and a founder CEO, John Hennessy has provided independent board leadership as the company has navigated similarly challenging terrain. Facebook shareholders should have the same protections that are provided at Alphabet and these other highly successful companies.

At Facebook shareholder rights are weak and the board is not substantially independent.

In addition to Facebook’s dual class structure which gives CEO Mark Zuckerberg control of a majority of votes (despite owning only approximately 15% of the economic value of the company), there is no nominating committee, no proxy access, and no ability for shareholders to call a special meeting. Furthermore, in 2018, Susan Desmond-Hellmann, Reed Hastings, and Peter Thiel saw their vote results for board seats fall significantly because of the absence of a say-on-pay proposal on the ballot and due to unmitigated executive pay concerns.32

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31 EY, “Today’s independent board leadership landscape.” 2018 https://www.ey.com/us/en/issues/governance-and-reporting/ey-todays-independent-board-leadership-landscape.

32 See June 1, 2017 8-K http://d18rn0p25nwr6d.cloudfront.net/CIK-0001326801/5af9470d-e992-472f-a868-ab218f9b329f.pdf and May 31, 2018 8-K http://d18rn0p25nwr6d.cloudfront.net/CIK-0001326801/e66e4d9f-c4a4-4404-b899-3dba69d64e60.pdf.

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In addition, only 50% of the board's directors are designated as independent,33 and this group is dominated by primarily individuals who joined the board prior to the company’s initial public offering in 2012. Research and experience has taught investors that substantial prior and ongoing relationships to a controlling shareholder compromises the independence of nominally independent directors. And new research shows that powerful controlling shareholders, as Facebook has, can exert pressure through the prospect of future rewards.34

An Independent Board Chair will position the company for success.

An independent board chair will allow the Mr. Zuckerberg to focus on managing Facebook and enable the Chairperson to focus on oversight and strategic guidance. Managing the Board is a separate and time-sensitive responsibility. This is particularly true given Mr. Zuckerberg’s major announcement in March to put significant company resources into building out the company’s privacy features and messaging products.35

As he put it, in an interview with Wired, “Wow, in a lot of ways, this is a completely new platform that needs to get built.”36 Mr. Zuckerberg went on to discusses the extreme difficulty of executing on this vision and how it was both a “big opportunity” and a “big shift”. Given how much management time and energy this will require, we believe it is reasonable, if not essential, to empower an independent board chair so that the Mr. Zuckerberg can focus on execution.

Furthermore, as the company seeks to recover from a brutal two years of human rights violations, criminal and regulatory investigations, and plunging trust, an independent board chair can take on a number of responsibilities. In a March Axios/Harris poll of business reputations, Facebook fell the farthest by far, falling 43 spots from #51 to #94. Other companies in this range are Wells Fargo known for its fraudulent treatment of customers, tobacco company Phillip Morris, Comcast which regularly competes for the least trusted company, discount airline Spirit Airlines, and the Trump Organization.37 At a time like this, an independent board chair can rebuild trust with users, employees, governments, investors, and advertisers; help shift the company into a proactive posture; and address employee morale. The chair can also take leadership in responding to government investigations, rebuilding confidence and the value proposition with advertisers.

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33 Under New York City Retirement Fund standards Ms. Alford and Mr. Andreessen are not independent. An individual is not independent if the person “[i]s, or in the past five years has been, or whose relative is, or in the past five years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a direct beneficiary of any donations to such an organization.”

34 https://corpgov.law.harvard.edu/2019/03/13/beyond-beholden/.

35 Mark Zuckerberg, “A Privacy-Focused Vision for Social Networking”, March 6, 2019. https://www.facebook.com/notes/mark-zuckerberg/a-privacy-focused-vision-for-social-networking/10156700570096634/.

36 Nicolas Thompson, “Mark Zuckerberg on Facebook’s Future And What Worries Him Most”, Wired March 6, 2019. https://www.wired.com/story/mark-zuckerberg-facebook-interview-privacy-pivot/

37 “The Axios Harris Poll 100 reputation rankings”, Axios, March 6, 2019. https://www.axios.com/axios-harris-poll-corporate-reputations-bcc0c03d-0bb5-4eb1-b591-4622bb4b01ed.html.

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The separation of chair and CEO can also unlock a greater ability to deal with the deeply troubling brain drain at the company. We believe the departure of eleven top executives including Chris Cox, CPO; Chris Daniels, head of WhatsApp; Jan Koum and Brian Acton, WhatsApp Founder; Instagram co-founders Kevin Systrom and Mike Krieger; and others creates significant and meaningful risks for the company.38

Demonstrated lack of effective board oversight.

Unfortunately, the Board has repeatedly appeared absent or unable to provide the oversight and accountability necessary for Facebook at this time. For example, as The New York Times reported, in September 2017 Mark Zuckerberg and Sheryl Sandberg had known for eight months that Russia had used the company to interfere with U.S. elections, but neither told the board until confronted.39 Despite eventual board questioning at the September 2017 board meeting, problems and controversies, as described above, continue unabated through 2018 and into 2019.

In March, with Mr. Zuckerberg’s privacy and messaging announcement there was no public indication that the board had any role to play in this process. If the board provided meaningful input, guidance, and oversight of the strategy, why have we not heard of it? Investors expect more than assurances of oversight – we believe they want demonstrable and specific evidence. We believe that a strategy that did involve board participation would have done well to involve the board in the rollout of the announcement. Given the skepticism that it was greeted40 with we can only imagine how much better it could have been if it was announced jointly by the CEO and an Independent Board Chair.

Adopting an independent board chair structure would be a powerful and meaningful demonstration of a genuinely empowered board that is able to lead the directors in providing the oversight Facebook needs. We believe the immediate impact would be to instill new confidence in the company on the part of investors, regulators, customers, and users. Over the longer term it would help stabilize and enhance the governance foundation of the company and help set the board, management, and the company as a whole on a more sustainable trajectory.

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38 Deepa Seetharaman “Facebook’s New Message to WhatsApp: Make Money” Wall Street Journal, August 1, 2018.

39 Sheera Frenkel et al. “Delay, Deny and Deflect: How Facebook’s Leaders Fought Through Crisis,” The New York Times, Nov. 14, 2018.

40 Jamie Condliffe, “The Week in Tech: Facebook’s Privacy Pivot (Business Model Not Included)” The New York Times, March 8, 2019; Stephanie Nuygen, “Facebook doesn’t get it. Privacy starts with people”, Fast Company, March 25, 2019; Nick Bilton, “The False Promise of Mark Zuckerberg’s Come-To-Jesus Manifesto”, Vanity Fair, March 10, 209; Alex Hern, “Mark Zuckerberg's privacy blogpost: what he did and didn't say”, The Guardian, March 7, 2019; Karissa Bell, “Mark Zuckerberg's former mentor says privacy manifesto is a PR stunt”, Mashable, March 10, 2019”; Molly Wood, “Zuckerberg’s Manifesto is Actually About Messaging”, Wired, March 7, 2019.

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Litany of controversies and concerning behavior.

As described above, Facebook has been facing a litany of controversies for years arising from leadership decisions and involving questionable behavior on the part of leadership. And arguably, many of the controversies can be put into the category of “unintended consequences”. However, all of these unanticipated consequences and controversies also raise the question of what are the unintended consequences of Mr. Zuckerberg’s new strategy on privacy and messaging and brings to the fore a whole raft of unanswered questions. What will this mean for journalists and the news media? Does this mean Mr. Zuckerberg is giving up on doing business in China? Does this approach make anti-trust matters worse? Will the strategy backfire by resulting in new EU violations and that consumers don’t trust Facebook on privacy? Under the new strategy it may be easier for bad actors to use Facebook products to do harm and it may be much harder to detect emerging problems in clusters of closed groups, particularly if they’re encrypted. Investors do not want Facebook to struggle with a whole new set of problems or even its current problems, but with less visibility and an inability to hold someone responsible. We believe an independent board chair can help Facebook to break the controversy cycle and set it on a more prosperous path.

A bolstered Lead Independent Director is inadequate.

We acknowledge that the Company, in its opposition statement and the proxy statement, is announcing a number of “changes and enhancements” to the role of the Lead Independent Director. However, these changes and enhancements are fundamentally inadequate and insufficient to the task at hand. A lead independent director is very different than an independent board chairman. According to the EY Center for Board Matters, “They do not command the same authority as a board chair.”41 So while the Company has clearly seen the need to produce a response to the apparent inadequacies of its prior role description, they have not gone far enough.

Most importantly, the Facebook Lead Independent Director role does not chair the board meetings nor does it control the board agenda. These two features are the cornerstones of an independent board chair’s role because it establishes what management must be transparent about and accountable for, when it will be accountable and transparent, and to whom it owes these responsibilities. As The New York Times November 2018 article demonstrated, a board without an independent board chair is a board that can be kept in the dark for far too long.

Conclusion

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41 https://corpgov.law.harvard.edu/2018/11/20/todays-independent-board-leadership-landscape/

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As described above, Facebook has been shaken by years of controversy regarding its impacts on society, political systems, and how it treats its users. During that time, we have seen the limitations and shortcomings of a unified chair-CEO role. Without the guidance, oversight, and accountability of an independent board chair, we believe the Company is not best positioned to right these wrongs and to set the company on the path towards a financially successful business model that meets the company’s obligations and responsibilities to society. While we recognize the changes made to the Lead Independent Director role in response to the concerns about a unified chair-CEO they are entirely insufficient. The Facebook board, shareholders, users, employees, and managers require the robust leadership that can only be provided with a genuinely independent board chair.

Sincerely,

/s/ Matthew W. Patsky	/s/ Michael W. Frerichs	/s/ Scott M. Stringer

Matthew W. Patsky	Michael W. Frerichs	Scott M. Stringer
Chief Executive Officer	Illinois State Treasurer	New York City Comptroller
Trillium Asset Management

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